UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

StoneCo Announces New Executive Management Appointments

Georgetown, Cayman Islands, March 17, 2022 — StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) announces new executive management appointments to support the evolution of the company and its future execution.

Caio Fiuza, who was the Head of our micro-merchant business TON, was appointed COO of our Financial Platform Division. Gilsinei Hansen, who was the Head of Linx Core division, was appointed COO of our Software Division, which encompasses our Linx business and Stone’s portfolio of software solutions. João Bernartt, former Board Member of several retail companies in Brazil and founder of Chaordic, has joined the Company as Chief Information Officer, leading our efforts in product, technology and data, with greater focus in the Financial Platform Division. Sandro Bassili, former VP of People of Anheuser-Busch Inbev and member of the Board of Advisors for Grupo Boticário has joined the Company as Chief People and Management Officer. Diego Salgado, former Executive Director in the Latam Debt Capital Markets team at JP Morgan, has joined our team in 2021 as Head of Treasury.

“We believe these changes will help us simplify our operations, enable our team to focus and manage our bigger and evolving mission more effectively and create greater strength across our management structure.”, said Thiago Piau.

New Management Structure

As a result of these changes, the Company’s Executive Committee will be composed of the following persons:

•	Thiago Piau – Chief Executive Officer

•	Caio Fiuza – COO of Financial Platform Division

•	Gilsinei Hansen – COO of Software Division

•	João Bernartt – Chief Information Officer

•	Diego Salgado – Head of Treasury

•	Sandro Bassili – Chief People and Management Officer

•	Marcelo Baldin – Chief Financial Officer

•	Lia Matos – Chief Strategy Officer

•	Vinicius Carrasco – Chief Economist

New Management Appointments

Caio Fiuza joined Stone in 2017, has experience in operations and an entrepreneurial background and played an important role in building Stone’s nationwide logistics operations and then building the micro-merchant business (TON). Caio holds a Master’s degree in Production Engineering from Federal University of Rio de Janeiro – UFRJ and is the founder of the consulting firm Visagio and the Institute of Engineering Management.

João Bernartt is a former Board Member of several retail companies in Brazil and is the founder and former CEO of Chaordic, a company focused on ecommerce solutions that was acquired by Linx in 2015. From 2015 to 2018, João was the Head of Omnichannel solutions at Linx. João holds a bachelors´ degree in Engineering of Control and Automation and a master’s degree in Artificial Intelligence, Data Mining and Machine Learning from Federal University of Santa Catarina.

Gilsinei Hansen, who is the current Head of Linx Core operations, has over 25 years of experience in software companies, including previous senior roles at Tech Solutions, Datasul and Totvs. Gilsinei has a bachelor’s degree in Business Administration from University of Joinville Region with MBA in Marketing and Communication from the same institution and a graduation degree in Production Engineering from Federal University of Santa Catarina.

Sandro Bassili is the former VP of People of Anheuser-Busch Inbev and member of the Board of Advisors for Grupo Boticário. He spent 27 years with Anheuser-Busch Inbev in different positions. After 19 years of experience in Sales and Marketing, Sandro had the opportunity to work as VP of People of Latin America North at ABInbev from 2011 to 2014, based in São Paulo. From 2015 to 2018, based in New York, he led the People organization for North America at ABInbev. In June 2020, Sandro joined Grupo Boticario, one of the biggest beauty companies in Brazil, leading the People, Corporate Affairs, Legal and Transformation Office departments until October 2021.

Diego Salgado is a former Executive Director in the Latam Debt Capital Markets team at JP Morgan, where he worked for 9 years, having worked before in correlated areas at Santander and Monsanto. Diego holds both a bachelor and master’s degree in Economics and joined Stone in 2021 as Head of Treasury.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Rafael Martins Pereira
	Name:	Rafael Martins Pereira
	Title:	Investor Relations Executive Officer

Date: March 17, 2022